UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The audit report of Raymond Chabot Grant Thornton LLP dated March 8, 2023, on the annual financial statements of the Registrant as at December 31, 2022 and 2021 and for the years then ended that is being furnished as Exhibit 99.1 to this Report on Form 6-K has been prepared in accordance with auditing standards generally accepted in the United States (US GAAS). It contains certain additional information that was not required to be included in the audit report that was included in Exhibit 99.2 of the Registrant’s Form 40-F, filed with the filed with the Securities and Exchange Commission on March 9, 2023.

Exhibit

Exhibit No.	Description

99.1	Raymond Chabot Grant Thornton LLP – Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

Date:	April 17, 2023	By:	/s/ Aniss Amdiss
Name: Aniss Amdiss
Title: Chief Legal Officer

4